

Frankie's Story, LLC (the "Company") a Georgia Limited Liability Company

Financial Statements

For the fiscal year ended December 31, 2025 and 2024

Frankie's Story, LLC
Income Statement

ASSETS

		2025		2024
CURRENT ASSETS:				
Cash and cash equivalents	$	637,827.50	$	639,117.09
TOTAL CURRENT ASSETS	$	637,827.50	$	639,117.09
INTANGIBLE ASSETS:				
Capitalized film production costs	$	612,432.20	$	579,961.71
TOTAL NONCURRENT ASSETS	$	612,432.20	$	579,961.71
	.			
TOTAL ASSETS	$	1,250,259.70	$	1,219,078.80

LIABILITIES & MEMBERS' EQUITY

OTHER LIABILITIES				
Wells Fargo Business Visa	$	49.21	$	6,266.21
TOTAL LIABILITIES	$	49.21	$	6,266.21
MEMBERS' EQUITY				
Class A Members	-		-	
Distributions to Member				
Class B Member Units:				
(575,000 units authorized and issued)	$	250,000.00	$	250,000.00
Class C Member Units:				
(1,275,000 units authorized and none issued)	-		-	
Class D Member Units:				
(4,150,000 units authorized and 1,107,977 issued)	$	1,278,146.00	$	1,224,062.00
Retained deficit	$	(277,935.51)	$	(261,249.41)
TOTAL MEMBERS' EQUITY	$	1,250,210.49	$	1,212,812.59
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**1,250,259.70**	**$**	**1,219,078.80**

Capitalized Film Development Costs: Certain development costs related to the production of the film have been capitalized as intangible assets. These costs include screenplay development, story rights acquisition, and other directly attributable development expenditures. Such costs will be amortized or written off in accordance with applicable accounting standards upon commencement of principal photography or abandonment of the project.


Frankie's Story, LLC
Income Statement


	2025		2024	
REVENUE	$	-	$	-
COST OF GOODS SOLD	$	-	$	-
GROSS PROFIT	$	-	$	-
OPERATING EXPENSES				
Advertising & marketing	$	(14,687.68)	$	(124,379.43)
General Business Expenses	$	(471.98)	$	(365.38)
Contract labor	$	-	$	(887.00)
Legal & accounting services	$	(1,125.00)	$	(13,871.00)
Meals	$	(514.41)	$	(3,280.71)
Office expenses	$	(5,783.77)	$	(5,893.60)
Supplies	$	-	$	(284.06)
Reimbursements	$	(12,003.10)	$	(11,339.34)
Travel	$	(4,920.35)	$	(6,701.65)
TOTAL OPERATING EXPENSES	$	(39,506.29)	$	(167,002.17)
OTHER INCOME - Misc.	$	22,820.19	$	40,083.30
TOTAL OTHER INCOME	$	22,820.19	$	40,083.30
NET (LOSS)	$	(16,686.10)	$	(126,918.87)

Frankie's Story, LLC
Statement of Cash Flows

		2025		2024
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (Loss)	$	(16,686.10)	$	(126,918.87)
Increase in current liabilities	$	(6,217.00)	$	3,110.00
NET CASH (USED) BY OPERATING ACTIVITEES	$	(22,903.10)	$	(123,808.87)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Investment in capitalized film production costs	$	(32,470.49)	$	(342,963.04)
NET CASH (USED) BY INVESTING ACTIVITIES	$	(32,470.49)	$	(342,963.04)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Preferred Stock Issuance via Regulation CF	$	54,084.00	$	601,256.00
Principal payments on short-term debt		-		-
Member distributions		-		-
NET CASH PROVIDED/(USED) IN FINANCING ACTIVITIES	$	54,084.00	$	601,256.00
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	$	(1,289.59)	$	134,484.09
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$	639,117.09	$	504,633.00
CASH AND CASH EQUIVALENTS, END OF YEAR	$	637,827.50	$	639,117.09
	$	(1,289.59)	$	134,484.09

Unaudited

Frankie's Story, LLC
Statement of Changes in Equity

	Class A Stock	Class B Stock	Class C Stock	Class D Stock	Distributions to Member	Retained Deficit	Members' Equity
Balance December 31, 2020	-	$250,000.00	-	-	-	$ (28,371.00)	$ 221,629.00
Distribution to Triple Horse Studios, LLC					$ (30,000.00)		$ (30,000.00)
Net Loss						$ (18,425.00)	$ (18,425.00)
Balance December 31, 2021		$250,000.00	-	-	-	$ (46,796.00)	$ 203,204.00
Net Loss						$ (25,080.00)	$ (25,080.00)
Balance December 31, 2022	-	$250,000.00	-	-		$ (71,876.00)	$ 178,124.00
Net Loss						$(136,138.00)	$ (136,138.00)
Balance December 31, 2023	-	$250,000.00	-	$ 657,364.00	-	$(189,797.00)	$ 717,567.00
Net Loss						$(126,918.87)	$ (126,918.87)
Balance December 31, 2024	-	$250,000.00	-	$1,224,062.00	-	$(261,249.41)	$1,212,812.59
Net Loss						$ (16,686.10)	
Balance December 31, 2025	-	$250,000.00	-	$1,278,146.00	-	$(277,935.51)	$1,250,210.49

Certain development costs incurred in prior periods were reclassified as capitalized film development costs in the accompanying financial statements. In addition, the presentation of a prior member distribution was corrected to reflect the distribution in the period incurred rather than as a continuing balance. These adjustments resulted in changes to retained deficit and capitalized development costs but did not impact total member capital contributions or cash balances.

Frankie's Story, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2025 and 2024

1. ORGANIZATION AND PURPOSE

Frankie's Story, LLC (the "Company") is a Multi-Member Limited Liability Company organized under the state laws of Georgia. The Company has elected to be taxed as a C-corp and engages in film production.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies follows:

a) Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

c) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

d) Advertising

The company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2025 and 2024 were $14,687.68 and $124,379.43, respectively.

3. CAPITALIZED FILM PRODUCTION COSTS

The Company began development of its feature film in 2020. Since inception, it has incurred various development and pre-production costs, including professional services and early-stage creative and production activities. These costs have been capitalized in accordance with industry standards.

As of December 31, 2025, total capitalized film production costs amounted to $612,432.20 and are reported in these financial statements as intangible assets.

Capitalized film costs will be amortized beginning with the release of the film and recognition of related revenue. These assets are evaluated for impairment when circumstances suggest a possible decline in fair value. As of 2024 and 2025, no amortization has occurred, and no impairment has been identified.

4. INCOME TAXES

The Company has not yet generated any revenue and thus has no taxable income. No dividends have been paid to members and the Company has no known federal or state tax liability. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

5. MEMBERS' UNITS

Membership of the Company consists of Class A, Class B, Class C, and Class D units. Each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, Class B, Class C, and Class D units differ from Class A units in that these units do not carry a right to vote or participate in any meetings of the Company. As of December 31, 2025, 14,000,000 of Class A units have been issued, 575,000 of Class B units have been issued, 1,143,835 of Class D units have been issued, and no units have been issued for Class C.

6. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. No events have occurred subsequent to December 31, 2025 that would require recognition or disclosure in the financial statements.